                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         ------------------------------

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2004

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number 1-3215

                         ------------------------------

                                JOHNSON & JOHNSON
                                  SAVINGS PLAN

                            (Full title of the Plan)

                                JOHNSON & JOHNSON
                           ONE JOHNSON & JOHNSON PLAZA
                         NEW BRUNSWICK, NEW JERSEY 08933

           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                              REQUIRED INFORMATION

Item 4. Financial Statements and Exhibits

      Financial statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed below in lieu of the requirements of Items 1 to 3.

      Report of Independent Registered Public Accounting Firm

      Financial Statements:

        Statements of Net Assets Available for Benefits

        Statement of Changes in Net Assets Available for Benefits

      Notes to Financial Statements

      Supplemental Schedule*:

        Schedule H, line 4i  - Schedule of Assets
        (Held at End of Year)

*Other supplemental schedules required by Section 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not required or are not applicable.

Exhibits:

   23.     Consent of PricewaterhouseCoopers LLP, dated June 24, 2005

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          JOHNSON & JOHNSON SAVINGS PLAN

                                          By: /s/ R. J. Darretta
                                              ------------------
                                              R. J. Darretta
                                              Chairman, Pension Committee

June 27, 2005

                         JOHNSON & JOHNSON SAVINGS PLAN
                               ------------------

                            FINANCIAL STATEMENTS AND
                              SUPPLEMENTAL SCHEDULE

                           DECEMBER 31, 2004 AND 2003

JOHNSON & JOHNSON
SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2004 AND 2003

                                                              PAGE(s)
Report of Independent Registered Public Accounting Firm         1

Financial Statements:

   Statements of Net Assets Available for Benefits              2

   Statement of Changes in Net Assets Available for Benefits    3

   Notes to Financial Statements                              4 - 12

Supplemental Schedule*:

   Schedule H, line 4i - Schedule of Assets (Held at
     End of Year)                                               13

* Other supplemental schedules required by Section 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not required or are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants, the Pension Committee and the Compensation & Benefits Committee of the Johnson & Johnson Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Johnson & Johnson Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 24, 2005

JOHNSON & JOHNSON
SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

                                                                   2004                2003
ASSETS
    Interest in Johnson & Johnson Pension
      and Savings Plans Master Trust, at fair value           $5,661,156,588     $4,796,232,682
    Participant loans                                             58,418,387         57,570,698
                                                              --------------     --------------
        Total investments                                      5,719,574,975      4,853,803,380

    Receivables
      Employee contributions                                      12,848,207         12,019,586
      Employer contributions                                       4,531,522          4,280,247
      Due from Johnson & Johnson                                           -          1,743,422
                                                              --------------     --------------
        Total receivables                                         17,379,729         18,043,255
                                                              --------------     --------------
           Total assets                                        5,736,954,704      4,871,846,635
                                                              ==============     ==============

LIABILITIES
    Accrued interest                                                 466,126          1,179,958
    Accrued expenses                                               3,184,101          1,594,638
    Current portion of long-term note payable to Johnson &
      Johnson                                                      5,919,055          9,064,538
    Long-term note payable to Johnson & Johnson                            -          5,919,055
                                                              --------------     --------------
        Total liabilities                                          9,569,282         17,758,189
                                                              ==============     ==============
           Net assets available for benefits                  $5,727,385,422     $4,854,088,446
                                                              ==============     ==============

   The accompanying notes are an integral part of these financial statements.

JOHNSON & JOHNSON
SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004

                                                              2004
ADDITIONS TO NET ASSETS ATTRIBUTED TO
  INVESTMENT INCOME
      Plan's interest in the Johnson & Johnson Pension
        and Savings Plans Master Trust net appreciation  $  621,171,447
      Interest                                               51,321,467
      Dividends                                              59,006,334

    Contributions
      Employee contributions                                377,817,059
      Employer contributions                                 92,799,725

    Asset transfers due to acquisitions                      37,992,339
                                                         --------------
        Total additions                                   1,240,108,371
                                                         --------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
    Benefits paid to participants                           351,631,934
    Interest expense                                            634,691
    Administrative expenses                                  11,055,701
    Employee Stock Ownership Plan transfers                   3,489,069
                                                         --------------
        Total deductions                                    366,811,395
                                                         --------------
           Net increase                                     873,296,976
                                                         --------------

NET ASSETS AVAILABLE FOR BENEFITS
    Beginning of year                                     4,854,088,446
                                                         --------------
    End of year                                          $5,727,385,422
                                                         ==============

   The accompanying notes are an integral part of these financial statements.

JOHNSON & JOHNSON
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF THE PLAN

      GENERAL

      The Johnson & Johnson Savings Plan (the "Plan") is a participant directed defined contribution plan which was established on June 1, 1982 for eligible salaried and non-union hourly employees of Johnson & Johnson ("J&J" or the "Company") and certain domestic subsidiaries. The Plan was designed to enhance the existing retirement program of eligible employees. The funding of the Plan is made through employee and Company contributions. Prior to January 1, 2003, the assets of the Plan were maintained in the Johnson & Johnson Savings Plan Trust and the Johnson & Johnson Pension Trust Fund, and transactions therein were executed by the trustee, State Street Trust Company ("State Street" or "Trustee"). The Plan's interests in the Savings Plan Trust and the Pension Trust Fund were allocated to the Plan based upon the total of each participant's share in the Master Trust accounts. As of January 1, 2003, the Johnson & Johnson Savings Plan Trust and Johnson & Johnson Pension Trust Fund merged to form a single Master Trust, the Johnson & Johnson Pension and Savings Plans Master Trust (the "Trust"). The Plan's interest in the Johnson & Johnson Pension and Savings Plans Master Trust is allocated to the Plan based upon the total of each participant's share in the Trust.

      This brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for complete information.

      EMPLOYEE STOCK OWNERSHIP PLAN

      Effective January 1, 1991, the Company implemented a Leveraged Employee Stock Ownership Plan ("ESOP") to enhance its existing 401(k) plan. The ESOP is a leveraged employee stock ownership plan and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. The ESOP is used to fund an additional 25% company match of employee contributions (referred to herein as the "ESOP contribution"). Additionally, the Company may elect to fund the employer 50% match of employee directed contributions with ESOP leveraged shares.

      Initial funding for the ESOP was made through an advance from J&J of $100 million, which was used to purchase 1,554,800 shares of J&J common stock on the open market (which equates to 12,438,400 shares when adjusted for subsequent stock splits) (See Note 7). Of these shares, 465,624 (adjusted for stock splits) remain unallocated as of December 31, 2004. As of December 31, 2004, the net assets of the unallocated portion are $11,981,969, while the net assets of the allocated portion are $512,629,008. Shares are allocated to Plan participants under a formula set forth in the ESOP note agreement relating to the advance from J&J.

      Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. The Company is entitled to exercise voting rights attributable to unallocated shares.

      CONTRIBUTIONS

      In general, full-time salaried employees and certain non-union hourly, part-time and temporary employees can contribute to the Plan, as there is no service requirement for employee contributions.

JOHNSON & JOHNSON
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

      Contributions are made to the Plan by participants through payroll deductions and by the Company on behalf of the participants. Participating employees may contribute a minimum of 3% up to a maximum of 35% of eligible pay, as defined by the Plan. Contributions can be pre-tax, post-tax or a combination of both. Pre-tax contributions may not exceed the smaller of (i) 35% of a participant's base salary or (ii) $13,000 for 2004. The maximum contributions to a participant's account, including participant pre-tax and post-tax contributions and the employer match is $41,000 for 2004.

      Effective July 1, 2002, participants age 50 and over are eligible to contribute extra pre-tax contributions ("catch-up contribution") above the annual IRS limitations up to $3,000 in 2004. Participants can elect an amount to be contributed from each paycheck as their catch-up contribution. This amount will be in addition to the pre-tax and post-tax contribution percentages that participants have elected.

      After one year of service, participants receive an employer matching contribution equal to 75% of the first 6% of a participant's contributions. The Company match is composed of cash (50%) and shares of Johnson & Johnson common stock (25%), defined as the ESOP contribution.

      All contributions, with the exception of the ESOP contribution, are invested in any of nine investment funds as selected by the participating employees. Beginning in April of 2002, participants have the option to elect that the Company stock matching contribution be made as a cash contribution thus being diversified from ESOP into any of the other investment funds chosen by the participant. ESOP shares are released from the unallocated portion of the ESOP each February following the payment of the loan (see Note 7), in accordance with the ESOP Trust Agreement. Shares released, in accordance with the ESOP note agreement, may be more or less than shares allocated to participants.

      INVESTMENTS

      Participants may invest in one or more of the nine investment funds offered by the Plan. The investment mix chosen by the participant will apply to employee and Company matching contributions. Rollover contributions are invested at the election of the participant.

      In the third quarter of 1998, Johnson & Johnson incorporated a "dividend pass-through" feature into the Plan. Up through 2001, the pass-through was distributed to each participant via check. Effective January 1, 2002, dividends are automatically reinvested in the J&J Stock Fund unless specific elections are made to receive payment via check. Participants who had their dividends reinvested in the J&J Stock Fund had an opportunity in early 2002 to receive those 2001 dividends in cash. The eligibility to receive a dividend pass-through is contingent on the ownership of shares in the Johnson & Johnson Stock Fund, which does not include shares owned in the Employee Stock Ownership Plan Fund. The 2004 dividend pass-through amount paid to participants of $2,398,100 is reflected as benefits paid to participants in the Statement of Changes in Net Assets Available for Benefits.

      All other dividend and interest income is reinvested by the Trustee.

      VESTING

      A participant's interest in their account, including participant contributions, Company contributions and earnings thereon, will be at all times fully vested. As a result, there are no forfeitures under the Plan.

JOHNSON & JOHNSON
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

      PAYMENT OF BENEFITS

      Benefits are paid to participants upon termination of employment, long-term disability or retirement. Participants can elect to defer payment until age 70 1/2 if account balances are greater than $5,000. Distributions are paid either in a lump sum payment or installment payments made on a monthly, quarterly, or annual basis. Installment payments are made over a period of years selected by the participant.

      A participant's account may be distributed to their beneficiaries in lump sum, in installments or maintained in the Trust upon the participant's death only if the beneficiary is a spouse. Otherwise, it is paid to the beneficiary in a lump sum.

      Participants are allowed to withdraw an amount equal to their pre-August 1, 2003 post-tax contributions and earnings thereon, and unmatched post-tax contributions made after August 1, 2003 by the employee and earnings thereon at any time. Participants may withdraw pre-tax contributions, post-tax matched contributions, and the employer match after August 1, 2003, only upon meeting certain hardship conditions. The benefits to which participants are entitled are the amounts provided by contributions (Company and participant) and investment earnings thereon, including net realized and unrealized gains and losses which have been allocated to the participant's account balance. Participants have the option of receiving all or part of their balance in the Johnson & Johnson Stock Fund as either cash or in shares of Johnson & Johnson common stock (plus cash for fractional shares) for distributions other than a hardship.

      ADMINISTRATIVE EXPENSES

      All third party administrative expenses are paid by the Plan, unless otherwise provided for by the Company.

      PARTICIPANT LOANS

      Participants may borrow up to a maximum of 50% of their account balance. The minimum loan amount is $1,000 and the maximum amount of outstanding loans cannot exceed $50,000. Loans bear an interest rate of prime plus 1%, are repayable within one to five years and are collateralized by the balance in the participant's account. Principal and interest is paid ratably through payroll deductions for active employees. Loans must be paid within two months following retirement or termination of employment with the Company. If the loan is not repaid in full, the unpaid balance, plus accrued interest, will be deducted from the participant's account balance and reported to the IRS as a distribution.

      TERMINATION

      Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a partial or full Plan termination, all Plan funds must be used exclusively for the benefit of the Plan participants.

JOHNSON & JOHNSON
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

      INVESTMENT VALUATION AND INCOME RECOGNITION

      The Plan's interest in the Trust is stated at fair value. Generally, it represents securities traded on a national securities exchange, which are valued at the last reported sales price on the last business day of the year. Securities not traded on a national securities exchange are valued using external pricing vendors based on the frequency of their valuations. Benefit responsive guaranteed and synthetic investment contracts are recorded at contract value, which approximates fair value (Note 5).

      As the investment funds contain various underlying assets such as stock and short-term investments, the participant's account balance is reported in units of participation, which allows for immediate transfers in and out of the funds. The purchase or redemption price of the units is determined by the trustee, based on the current market value of the underlying assets of the funds. Each fund's net asset value is the value of a single unit, which is computed by adding the value of the fund's investments, cash and other assets, and subtracting liabilities, then dividing the result by the number of units outstanding.

      Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on the sale of investment securities are determined on the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

      NET APPRECIATION (DEPRECIATION)

      The Plan presents in the Statement of Changes in Net Assets Available for Benefits the Plan's interest in the Trust and includes the net appreciation (depreciation) in the fair value of investments held in the Trust, which consists of unrealized appreciation (depreciation) of the underlying investments and realized gains and losses on sales of investments.

      PAYMENT OF BENEFITS

      Benefits are recorded when paid.

      USE OF ESTIMATES

      The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

JOHNSON & JOHNSON
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

      RISK AND UNCERTAINTIES

      The Plan provides for various investment options in funds which can invest in a combination of equity, fixed income securities and other investments. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

      RECLASSIFICATION

      Certain prior year amounts have been reclassified to conform to current year presentation.

3.    NON-PARTICIPANT DIRECTED INVESTMENTS

      The ESOP includes participant directed and non-participant directed investments. Information about the ESOP's net assets and the significant components of the changes in net assets of this fund is as follows:

                                                         AS OF DECEMBER 31,
                                             2004                                2003
                               --------------------------------    --------------------------------
                                 Allocated        Unallocated        Allocated        Unallocated
Assets
  Investments at fair value    $ 517,503,588     $  13,492,570     $ 410,871,512     $  61,521,889

Receivables                        1,510,601        (1,510,601)       38,687,683       (38,687,683)
Liabilities                       (6,385,181)                -                         (14,420,129)
                               -------------     -------------     -------------     -------------
     Net assets
       J&J common stock        $ 512,629,008     $  11,981,969     $ 449,559,195     $   8,414,077
                               -------------     -------------     -------------     -------------

                                                             DECEMBER 31,
                                                                2004
                                                   -----------------------------
                                                     Allocated       Unallocated
Changes in net assets
  Investment income                                $  8,744,429     $    659,960
  Net appreciation in fair value                     96,824,353        2,494,727
  Benefits paid to participants                     (26,657,561)               -
  Transfers to participant-directed investments     (15,841,408)       1,047,896
  Interest expense                                            -         (634,691)
                                                   ------------     ------------
                                                   $ 63,069,813     $  3,567,892
                                                   ============     ============

JOHNSON & JOHNSON
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

4.    INVESTMENTS IN PLAN MASTER TRUSTS

      Effective January 1, 2003, the Johnson & Johnson Savings Plan Trust merged with the Johnson & Johnson Pension Trust Fund to form a single Master Trust, the Johnson & Johnson Pension and Savings Plans Master Trust. The Plan holds approximately 52.71% of the Trust's net assets as of December 31, 2004 and 2003.

      Net assets, income, and expenses are allocated to the Plan based on the total of each participant's share in the respective funds.

                                                                        AS OF DECEMBER 31,
                                                             --------------------------------------
                                                                    2004                 2003
Investments at fair value
   Short term investment funds                               $    551,013,386     $    251,872,480
   U.S. Government and Agency securities                          856,971,117          688,955,151
   Corporate debt                                                 313,196,278          305,698,696
   Preferred stocks                                                11,061,328           10,536,822
   Common stocks                                                6,822,053,563        4,890,705,529
   Equities and other                                           1,348,404,513        2,074,484,099
Investments at contract value
   Deposits in group annuity contracts and synthetic GICs         973,552,848          924,152,802
                                                             ----------------     ----------------
     Total Master Trust investments                            10,876,253,033        9,146,405,579

Receivables                                                        75,006,869          179,120,628
Liabilities                                                      (211,812,708)        (230,499,957)
                                                             ----------------     ----------------
     Net assets held in Master Trust, at fair value          $ 10,739,447,194     $  9,095,026,250
                                                             ================     ================

JOHNSON & JOHNSON
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

      The net investment income of the Johnson & Johnson Pension and Savings Plans Master Trust was composed of the following:

                                                    FOR THE
                                                   YEAR ENDED
                                                  DECEMBER 31,
                                                     2004
Net appreciation in fair value of investments
  Short term investment funds                    $      326,060
  U.S. Government and Agency securities               3,465,629
  Corporate debt                                      8,776,223
  Preferred stocks                                      579,384
  Common stocks                                   1,094,390,127
  Equities and other                                 39,969,617
                                                 --------------
                                                  1,147,507,040
                                                 --------------
Interest                                             96,085,856
Dividends                                           101,802,719
                                                 --------------
    Net investment gain                          $1,345,395,615
                                                 --------------

5.    GUARANTEED AND SYNTHETIC INVESTMENT CONTRACTS

      The Trust holds investments in guaranteed and synthetic investment contracts. These investments are recorded at their contract values. This represents cost plus accrued interest of guaranteed investment contracts and fair value of the collateral plus the benefit responsive wrap value for synthetics, as the contracts are fully benefit-responsive. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

      The average yield of these contracts was approximately 4.12% and 4.86% for 2004 and 2003, respectively. The crediting interest rate was approximately 4.22% for 2004 and 4.96% for 2003. The crediting interest rate of these contracts is the annual return of the contracts before plan expenses, while the average yield includes plan expenses. The crediting interest rate for the investment contracts is either agreed upon in advance with the issuer or varies based on an agreed upon formula, but cannot be less than zero. The fair value of guaranteed and synthetic investment contracts at December 31, 2004 and 2003 was $964,899,533 and $916,198,929,
      respectively.

6.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated December 31, 2002, that the Plan is in compliance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.

JOHNSON & JOHNSON
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

7.    INDEBTEDNESS AND RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by State Street Global Advisors. State Street is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

      The Plan also invests in shares of the Company. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

      In connection with the formation of the Plan's ESOP feature, the Plan borrowed $100 million from Johnson & Johnson for the purpose of purchasing J&J common stock. The note bears interest at 9% and is payable through February 15, 2005. The Company is obligated to make contributions in cash to the ESOP which, when aggregated with the ESOP's dividends and interest earnings, equal the amount necessary to enable the ESOP to make its regularly scheduled payments of principal and interest due on the term loan.

      The remaining principal of $5,919,055 is due within the next year.

      In the event of Plan termination or of termination of the ESOP portion of the Plan, any unallocated shares shall be sold to the Company or on the open market. The proceeds of such sale shall be used to satisfy the outstanding principal and interest. The Company has no rights on the allocated ESOP shares.

8.    ASSETS TRANSFERS

      In July 2004, the net assets of the OraPharma, Inc. 401(k) Plan in the amount of $1,420,187 were transferred into the Plan. In August 2004, the net assets of the 3-Dimensional Pharmaceuticals, Inc. 401(k) Retirement Savings Plan in the amount of $5,566,319 were transferred into the Plan. In October 2004, the net assets of the Scios 401(k) Savings & Investment Plan in the amount of $31,005,833 were transferred into the Plan. These transfers into the Plan are reflected in the Statement of Changes in Net Assets Available for Benefits.

JOHNSON & JOHNSON
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

9.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                  DECEMBER 31,
                                                            2004                2003
Net assets available for benefits per the financial
    statements                                         $ 5,727,385,422    $ 4,854,088,446
Amounts allocated to withdrawing participants               (1,266,698)        (1,214,681)
                                                       ---------------    ---------------
Net assets available for benefits per the Form 5500    $ 5,726,118,724    $ 4,852,873,765
                                                       ---------------    ---------------

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                                   2004
Benefits paid to participants per the financial statements    $ 351,631,934

Add: Amounts allocated to withdrawing participants at
    December 31, 2004                                             1,266,698

Less: Amounts allocated to withdrawing participants at
    December 31, 2003                                            (1,214,681)
                                                              -------------
Benefits paid to participants per the Form 5500               $ 351,683,951
                                                              -------------

      Amounts allocated to the withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, 2004 but not yet paid as of that date.

JOHNSON & JOHNSON
SAVINGS PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

                                             DESCRIPTION OF INVESTMENT
                                              INCLUDING MATURITY DATE,
IDENTITY OF ISSUE, BORROWER, LESSOR,       RATE OF INTEREST, COLLATERAL,                CURRENT
          OR SIMILAR PARTY                    PAR OR MATURITY VALUE             COST     VALUE
*Participant loans                    Interest rates ranging from 5% to 9.75%      -   58,418,387
                                      Maturities ranging from 2005-2009

*     Represents party-in-interest transactions.